FILE NO. 82-4524



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

BY REGISTERED AIR MAIL

SUPPL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2001/ 29


02002605

October 30, 2001



Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2001

We enclose for your information a copy of our letter No.CO/S&B/VR/2001/2918 dated the October 30, 2001 addressed to Bombay Stock Exchange alongwith a copy of the unaudited financial results for quarter ended 30th September, 2001.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2001/2918

October 30, 2001

Dear Sir,

<u>LISTING AGREEMENT</u>
<u>UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2001</u>

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results of the Bank for the quarter ended the 30th September, 2001, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

True copy

Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th SEPTEMBER 2001

Rs in crores

	Particulars	Quarter ended 30th Sep 2001	Quarter ended 30th Sep 2000	Half Year ended 30th Sep 2001	Half Year ended 30th Sep 2000 (Limited review)	YEAR ended 31st March 2001
1	Interest Earned (a)+(b)+(c)+(d)	7432.71	6191.83	14574.13	12114.88	26003.37
	(a) Interest/discount on advances/bills	2778.61	2837.44	5632.64	5439.27	11143.25
	(b) Income on Investments	3577.71	2693.45	6885.37	5362.88	11229.72
	(c) Interest on balances with Reserve Bank of India and other inter bank funds	755.48	291.52	1434.70	639.92	1703.25
	(d) Others	320.91	369.42	621.42	672.81	1927.15
2	Other Income	1013.49	904.75	2003.96	1708.83	4017.82
	(A) TOTAL INCOME (1+2)	8446.20	7096.58	16578.09	13823.71	30021.19
3	Interest Expended	5256.24	4175.64	10251.86	8226.04	17755.58
4	Operating Expenses (e) + (f)	1750.60	1771.93	3423.87	3361.90	8298.83
	(e) Payments to and provisions for employees	1262.18	1307.39	2521.39	2558.03	6011.65
	(f) Other Operating Expenses	488.42	464.54	902.48	803.87	2287.18
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7006.84	5947.57	13675.73	11587.94	26054.41
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1439.36	1149.01	2902.36	2235.77	3966.78
	(D) Other Provisions and Contingnecies	451.90	305.28	914.59	729.15	1391.17
	(E) Provision for Taxes	343.60	262.78	764.13	463.97	971.36
	(F) NET PROFIT (C - D - E)	643.86	580.95	1223.64	1042.65	1604.25
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (As per balance sheet of previous accounting year)	12935.24	11620.98	12935.24	11620.98	12935.24
7	Analytical Ratios					
	(i) Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.43%	11.34%	13.43%	11.34%	12.79%
	(iii) Earnings Per Share	12.23 (not annualised)	11.04 (not annualised)	23.25 (not annualised)	19.81 (not annualised)	30.48
	Shareholding Pattern					
	a) Reserve Bank of India----No. of shares	314338700	314338700	314338700	314338700	314338700
	---- % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others -----No.of shares	211960178	211960178	211960178	211960178	211960178
	---- % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

The working results for the quarter ended the 30th September 2001 have been arrived at after considering provision for NPAs, Bonus, Gratuity, Income Tax, Wealth Tax, Investment Depreciation, etc., on an estimated basis.

Payments to and provisions for Employees for the quarter ended 30th September 2001 include an amount of Rs.88.63 crore (Rs.177.26 crore for the half year ended 30th September 2001) towards writing off on pro-rata basis, the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01.

In respect of Accounting Standard 22 on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India (ICAI), the transitional Deferred Tax Asset/Deferred Tax Liability will be adjusted against the reserves at the year end.

In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.

Since employees of the Bank can encash unavailed leave during the period of service, the Accounting Standard 15 issued by ICAI does not apply to that extent. The expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment basis.

The above results have been taken on record by the Central Board of the Bank on the 30th October 2001


BANK OF INDIA

Mumbai
Date : 30th October, 2001

Y.P.DHAKRISHNAN
Managing Director

JANKI BALLABH
Chairman

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